Exhibit 99.2

BTC Digital Ltd. Postponed Extraordinary General Meeting to August 22, 2025

SINGAPORE, August 4, 2025 – BTC Digital Ltd. (Nasdaq: BTCT) (the “Company”) announced today that its previously announced extraordinary general meeting (the “Meeting”), originally scheduled for Monday, July 21, 2025, and adjourned to Monday, August 4, 2025, has been further postponed to August 22, 2025, at 9:30 a.m. Eastern Time (the “Postponement”). There is no change to the physical location, the record date, the purpose, or any of the proposals to be acted upon at the Meeting.

The previously adjourned Meeting was not convened on Monday, August 4, 2025, at 9:30 a.m. Eastern Time. Due to continued lack of the required quorum, the Chairman further postponed the Meeting to August 22, 2025. As a result of the Postponement, the Meeting will now be held at 9:30 a.m. Eastern Time on August 22, 2025, at 61 Robinson Road, Level 6 & 7, #738, Singapore 068893.

The Company’s Board of Directors unanimously recommends that you vote FOR the extremely important proposals identified in the Company’s proxy statement for the Meeting. Shareholders who have already cast their votes do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions, and their votes will be counted at the postponed Meeting. For shareholders who have not yet cast their votes, the Company urges them to vote their shares now, so they can be tabulated prior to the postponed Meeting, and the Company can avoid additional solicitation and expenses.

The Company has engaged Advantage Proxy, Inc. to solicit proxies from shareholders during the period prior to the postponed Meeting. Only holders of record of ordinary shares as of the close of business on June 27, 2025, are entitled to vote at the postponed Meeting.

If any shareholders have questions or need assistance in connection with the postponed Meeting, please contact the Company’s proxy solicitor, Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Toll-Free: (877) 870-8565, Collect: (206) 870-8565, Email: ksmith@advantageproxy.com.

About the Company

BTC Digital Ltd.is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Participants in the Solicitation

The Company, its directors and certain of its respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Meeting. We will pay for the entire cost of soliciting proxies from our working capital. We have engaged Advantage Proxy, Inc. (the “proxy solicitor”) to assist in the solicitation of proxies for the extraordinary general meeting. We have agreed to pay the proxy solicitor a fee of $11,500, plus associated disbursements. We will also reimburse the proxy solicitor for reasonable out-of-pocket expenses and will indemnify the proxy solicitor and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Additional Information and Where to Find It

On June 27, 2025, the Company filed the Definitive Proxy Statement with the SEC in connection with the Meeting. To the extent information in this notice updates or conflicts with information contained in the Definitive Proxy Statement, the information in this notice is the more current information. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THE COMPANY FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Definitive Proxy Statement (including any amendments or supplements thereto) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov or by directing a request to the Company’s proxy solicitor, Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Toll-Free: (877) 870-8565, Collect: (206) 870-8565, Email: ksmith@advantageproxy.com.

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These statements are based on current expectations on the date of this communication and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.